Filed Pursuant to Rule 433

Registration Statement No. 333-181471

September 18, 2012

Texas Capital Bancshares, Inc.

$100,000,000

6.50% Subordinated Notes due 2042

Term Sheet

September 18, 2012

The following information relates only to Texas Capital Bancshares, Inc.’s offering (the “Offering”) of its 6.50% Subordinated Notes due 2042 and should be read together with the preliminary prospectus supplement dated September 17, 2012 relating to this Offering and the accompanying prospectus dated July 16, 2012, including the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Texas Capital Bancshares, Inc. (Nasdaq: TCBI)

Title of Security:	6.50% Subordinated Notes due 2042

Type of Offering:	SEC Registered

Expected Ratings (S&P / Moody’s)*:	Ba1/BB+

Principal Amount:	$100,000,000 (4 million notes)

Over-Allotment Option:	Up to $15 million (600,000 notes), exercisable for a period of 30 days from September 18, 2012.

Trade Date:	September 18, 2012

Settlement Date (T+3):	September 21, 2012

Maturity Date:	September 21, 2042

Denomination:	$25 and integral multiples of $25 in excess thereof.

Interest Payment Dates:	March 21, June 21, September 21 and December 21

First Interest Payment Date:	December 21, 2012

Optional Redemption:	Par call on or after September 21, 2017

Coupon:	6.50%

Price to Public:	$25.00 per note / 100% of principal amount

Underwriting Discount:	$0.589125 per Subordinated Note due 2042 (or approximately $0.615 per Subordinated Note due 2042 if the underwriters exercise their over-allotment option in full)

Proceeds, Before Expenses:	$97,643,500 (or approximately $112,171,000 if the underwriters exercise their over-allotment option in full)

CUSIP / ISIN:	882228 AA7 / US882228AA70

Expected Listing:	The issuer intends to apply to list the notes on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “TCBIL.” If the application is approved, the issuer expects trading in the notes on the Nasdaq to begin within 30 days of September 21, 2012, the original issue date.

Joint Book-Running Managers:	Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc. Macquarie Capital (USA) Inc

Co-Managers	Raymond James & Associates, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a preliminary prospectus supplement and accompanying prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the registration statement, including the preliminary prospectus supplement and the accompanying prospectus, and other documents the issuer has filed with the SEC for more complete information about the issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Macquarie Capital (USA) Inc toll-free at 1-800-648-2878.

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